July 9, 2025

Arnold Martines
Chief Executive Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

        Re: Central Pacific Financial Corp.
            Registration Statement on Form S-3
            Filed June 30, 2025
            File No. 333-288430
Dear Arnold Martines:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Craig Miller, Esq.